SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 23, 2015 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. Other Events.

On July, 23, 2015, TV One, a subsidiary of Radio One, Inc., and AT&T U-verse issued a press release announcing an extension of their cable television affiliation agreement.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated July 23, 2015: AT&T U-Verse and TV One Extend Agreement to Offer the Network to AT&T U-Verse Customers for 11 More Years

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


RADIO ONE, INC.

/s/ Peter D. Thompson


July 27, 2015


Peter D. Thompson
Chief Financial Officer


TV ONE AND AT&T U-VERSE EXTEND AGREEMENT
FOR 11 MORE YEARS

TV One, a trusted storyteller with such signature series as "Unsung," has established itself as voice of Black culture

SILVER SPRING, JULY 23, 2015 – TV One and AT&T U-verse today extended their agreement into 2026.

TV One is focused on African American viewers and features a distinctive array of award-winning original series, music specials, news and critically acclaimed original films. Among its best-known programs is the signature series, *Unsung*, which launched in November 2008. The music biography series, a four-time NAACP Image Awards winner, tells the stories of the greatest R&B and soul artists of our time. The show was an instant hit and helped define TV One as a trusted storyteller and voice of Black culture.

TV One also is the exclusive home of *News One Now*, the only live daily news program targeting Black viewers, and the prestigious NAACP Image Awards. The network recently expanded its programming lineup with the introduction of monthly original films slated throughout the year. It also will launch its newest and most anticipated scripted comedy, *Born Again Virgin,* next month.

"The extension of TV One's renewal agreement with AT&T highlights the increasing value of the network, which continues to deliver record-breaking ratings driven by an array of compelling new original series, movies and specials," said Michelle L. Rice, executive vice president, Content Distribution and Marketing, TV One. "Our renewal agreement drives home our mutual commitment to delivering high-quality content to AT&T customers. We are excited to continue our relationship with AT&T in serving this very important audience."

"We are excited to be able to continue this relationship with TV One and renew our commitment to offering diverse programming to our customers," said Ryan Smith, vice president of Content, AT&T U-verse. "This agreement is a win for AT&T U-verse customers."

 TV One is available on channel 157 and 1157 in HD in the U200 package and above.

About TV One
Launched in January 2004, TV One (www.tvone.tv) serves 57 million households, offering a broad range of real-life and entertainment-focused original programming, classic series, movies and music designed to entertain and inform a diverse audience of adult Black viewers. The network is the exclusive home of *News One Now*, the only live daily news program targeting Black viewers. In December 2008, the company launched TV One High Def, which now serves 14 million households. TV One is solely owned by Radio One [NASDAQ: ROIA and ROIAK, www.radio-one.com], the largest radio company that primarily targets Black and urban listeners.

About AT&T
AT&T Inc. (NYSE:T) helps millions of people and businesses around the globe stay connected through leading wireless, high-speed Internet, voice and cloud-based services. We're helping people mobilize their worlds with state-of-the-art communications, entertainment services and amazing innovations like connected cars and devices for homes, offices and points in between. Our U.S. wireless network offers customers the nation's strongest LTE signal and the nation's most reliable 4G LTE network. We offer the best global wireless coverage.* We're improving how our customers stay entertained and informed with AT&T U-verse® TV and High Speed Internet services. And businesses worldwide are serving their customers better with AT&T's mobility and highly secure cloud solutions.

Additional information about AT&T products and services is available at http://about.att.com. Follow our news on Twitter at @ATT, on Facebook at http://www.facebook.com/att and YouTube at http://www.youtube.com/att.

Reliability and signal strength claims based on nationwide carriers' LTE. Signal strength claim based ONLY on avg. LTE signal strength. LTE not available everywhere.

*Global coverage claim based on offering discounted voice and data roaming; LTE roaming; voice roaming; and world-capable smartphone and tablets in more countries than any other U.S. carrier. International services required. Coverage not available in all areas. Coverage may vary per country and be limited/restricted in some countries.

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For more information, contact:

For TV One, contact:
Monica Neal
301-755-2830
mneal@tvone.tv

For AT&T U-verse, contact:
Brett Levecchio
214-782-6051
bl022d@im.att.com